Exhibit 16.1

KPMG LLP Suite 1500 15W. South Temple Salt Lake City, UT 84101

July 10, 2020

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Sportsman’s Warehouse Holdings, Inc. and, under the date of April 9, 2020, we reported on the consolidated financial statements of Sportsman’s Warehouse Holdings, Inc. as of and for the fiscal years ended February 1, 2020 and February 2, 2019, and the effectiveness of internal control over financial reporting as of February 1, 2020. On July 6, 2020, we were dismissed. We have read Sportsman’s Warehouse Holdings Inc.’s statements included under Item 4.01 of its Form 8-K dated July 10, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with Sportsman’s Warehouse Holding, Inc.'s statements that the change was approved by the audit committee of the board of directors and that Grant Thornton LLP was not engaged regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company by Grant Thornton that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or (iii) any “reportable event”.

Very truly yours,

/s/ KPMG LLP

KPMG LLP is a Delaware limited liability partnership and the U.S.member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity